ADITYA BIRLA GROUP

Ref: AM:PVK:1864:2007

Date:-14th August, 2007

07026288

RECEIVED
2007 AUG 27 A 10:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Please find enclosed herewith a Copy of the Minutes of proceedings of the 48th Annual General Meeting of the Shareholders of the Company held on 31st July, 2007 at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025, for your ready reference and record.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
General Manager &
Company Secretary

Encl:- as above

PROCESSED
AUG 29 2007
THOMSON
FINANCIAL

8/28

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

Minutes of the Forty-Eighth Annual General Meeting of the Shareholders of Hindalco Industries Limited held at Ravindra Natya Mandir, P L Deshpande Maharashtra Kala Academy, Prabhadevi, Mumbai – 400 025 on Tuesday, the 31st July, 2007, at 3.30 P.M.

PRESENT

Directors

Mr. Kumar Mangalam Birla
Mr. C. M. Maniar
Mr. E. B. Desai
Mr. M. M. Bhagat
Mr. A. K. Agarwala
Mr. K. N. Bhandari
Mr. D. Bhattacharya
Mr. N. J. Jhaveri

Mr. Kumar Mangalam Birla, Chairman of the Company took the Chair.

614 Attendance Slips were received from the Company's Shareholders.

With the consent of the Company's Shareholders present, the Notice convening the Meeting was taken as read.

Mr Anil Malik, Company Secretary read out the Auditors' Report.

The Company Secretary announced that the Company had received 137 Proxies covering in all **34,89,75,964** fully paid-up shares and **8,53,04,986** partly paid-up Shares.

The Chairman then announced that the Register of Directors shareholding maintained under section 307 of the Companies Act, 1956 was placed before the meeting for inspection.

The Chairman then addressed the Shareholders as under:

Dear Fellow Shareholders,

It is indeed a pleasure to welcome all of you to the 48th Annual General Meeting of your Company.

The year 2006-2007 has been a truly historic one for your Company on several measures. Firstly, your Company's performance has been outstanding on all counts. It attained the highest-ever top line and bottom line. It morphed into a

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

global metals powerhouse. All of its expansions have traversed in line with expectations. In fact Hindalco has never had such headier times.

Net consolidated revenues at Rs.18,313 Crores (USD.4.47 billion) reflect a growth of 61%. The EBIDTA surpassed the USD.1 billion mark creating a new record.Net profits at Rs.2,564 Crores, up by 55%, have been indeed commendable.

In the aluminium sector, with LME prices at a high and an enhanced share of value added products, your Company posted excellent results. Revenues surged from Rs.6,042 Crores to Rs.7,342 Crores - a growth of 21.5%.

Copper business revenues doubled to Rs.10,971 Crores from Rs.5,354 Crores. The production of copper cathode and CC rods rose significantly on the back of additional capacities commissioned last year.

Higher capacity utilization, increased realization and an innovative market mix coupled with operational efficiencies, resulted in both revenues and profits taking your Company to a new high.

Let me now briefly dwell on the **key developments in your Company** during the year and the **growth terrain** that we have envisioned to deliver superior value to our multiple stakeholders.

Novelis

I am indeed delighted to share with you that we have completed the acquisition of Novelis Inc through our wholly owned subsidiary Companies in Canada. This transaction catapults your Company to the world's largest aluminium rolling Company, apart from being one of the biggest producers of primary aluminium in Asia, as well as being India's leading copper producer.

Your Company is now a truly global corporation. It ranks amongst the top 5 of the world's aluminium majors. With a combined turnover of USD.14 billion, your Company is already in the League of the Fortune 500. Collectively, your Company and Novelis boast of nearly 50 plants spanning 13 Countries and anchored by a 32,000 workforce belonging to over 15 nationalities.

The Hindalco-Novelis combine has very successfully established an integrated producer with low-cost alumina and aluminium facilities coupled with high-end rolling capabilities and a global footprint. The complementary assets and expertise of the team provides a strong platform for ongoing growth and success.

Novelis makes a perfect fit for your Company. There are enormous geographical market and product apposites. Novelis is the global leader in the value-added high-end aluminium rolled products and aluminium Can recycling with a

global market share of about 19%. Your Company has a 60% share in the currently small but potentially high growth Indian market for rolled products.

I would also like to point out that primary metal which constitutes almost 50% of your Company production is exposed to the vagaries of the price movement. Novelis with its value-added downstream products is by and large free from such vulnerabilities.

I believe, the Novelis acquisition gives your Company an instant leg-up with its technological sophisticated aluminum product's capability apart from a scale and global footprint. Globally Novelis is the best asset as far as flat-rolled aluminium products are concerned. It would have taken your Company over a decade to set up such facilities on its own. The quality of its people, several of whom I have interacted with, is excellent.

I do realize that in the short-term it does cause a strain on your Company's Balance Sheet. However, if you look at the bigger picture, this is one of the most striking acquisitions and over the long-term will undeniably create enormous shareholder value. I look forward to your support and understanding on this acquisition.

Utkal

Moving over to the Utkal Alumina Project, I am pleased to recount before you the fact that your Company has reached an agreement with Alcan Inc., Canada, for acquiring Alcan's 45% stake this project in Orissa. The conclusion of this transaction, which should happen shortly, will mark the complete exit of Alcan from the Utkal project. Subsequently, Utkal Alumina will become a subsidiary of Hindalco.

Your Company will continue to have a cordial business association with Alcan, given that Alcan has ongoing contracts with Novelis. It is also the technology provider to the Utkal alumina project and some other alumina projects.

Hindalco - ALMEX

On our Joint Venture – Hindalco-ALMEX Aerospace Limited, in which your Company has a 70% stake and Almex the balance 30%, the JV has been allotted land in the SEZ in Aurangabad. This project, intended for the manufacture of High Strength Aluminium Alloys for applications in the aerospace, sporting goods and surface transport industries, is on track.

Expansion Projects

Let me now very briefly talk about the progress of our other Brownfield expansions.

The expansion of your Company's Alumina Refinery at **Muri** in Jharkhand from 110,000 metric tpa to 450,000 metric tpa is expected to be commissioned in the third quarter of the current fiscal.

On the **Hirakud** expansion, which has been slated in two phases, great progress has been achieved. The commissioning of Phase 1, which entailed raising the Smelting capacity from 65 KTPA to 100 KTPA, has been completed. All the 150 pots have been energized. Phase - II of the Hirakud project which will raise its Smelting capacity to 143 KTPA is well underway. The first lot of 64 Pots were fired ahead of schedule. The power capacity has been augmented from 167.5 MW to 267.5 MW in Dec'06. The additional 100 MW plant is slated to go on stream by December 2007.

For the 1500 KTPA **Utkal Alumina** project, 93% of the total land required for housing the Plant and its facilities, is already in your Company's possession. The first phase of rehabilitation and resettlement programme has been completed, and we are now into the second phase. The layout of the non-plant buildings has been finalized. The detailed engineering for Mines has started and is expected to be over by March 2009. We expect to commission the Plant by March 2010.

Considerable progress has been made in your Company's greenfield**, Aditya Aluminium** project. This, as you know is a 1.5 million tpa Alumina Refining and 325,000 tpa of Aluminium Smelting project in Orissa. A total of 1,189.6 acres of land has been registered in the name of Aditya Aluminium and acquisition of the remainder is in progress. The Rehabilitation and Resettlement plan for both the smelters and captive power plant sites have been submitted for statutory approval. Your Company is working on the Railway siding and energized grid connectivity. We expect the plant to go on-stream, subject to all approvals on schedule, by September 2011.

Coming to the **Mahan project** which envisages the setting up of a 325,000 tpa Smelter and 750 MW captive power plant supported by a captive coal mine, we are making progress. The Govt. of Madhya Pradesh has sanctioned an allocation of 1,213 hectares of land and accorded an SEZ status. I believe, the production of coal for this project is likely to start from April 2009. Its commissioning is expected by November 2012.

For the **Latehar project,** entailing the setting up of Green field project of a 325,000 tpa Aluminium Smelter with 750 MW captive power plant, your Company has been allotted a tubed coal mine with M/s Tata Power Company Ltd. We have filed an application for environmental clearance, water, construction, power and other necessary infrastructure.

CAPEX

Your Company will be incurring a capex of around Rs.30,000 Crores (USD 6.7 billion), towards these projects, which I believe, are shareholder value accretive.

The present internal accruals will be used to part finance these expansions, thus generating superior value for the long term equity shareholders, once the projects are commissioned.

Fund Raising
An amount of Rs.3,890 Crores was drawn at an average rate of 8.62% p.a. against the 10 year Secured Rupee Term Loan facility syndicated in earlier years. The Company met its entire obligation on payment of interest and repayment of principal.

Your Company has arranged a bridge loan facility of USD 3.1 billion with recourse to your Company and secured by Hindalco's corporate guarantee for paying the shareholders of Novelis. The tenure of the facility is of 18 months. Your Company has also obtained back-stop facility of approximately USD.2.4 Billion for refinancing the existing loans of the Novelis Balance Sheet with recourse limited to the cash flows and assets of Novelis.

Dividend
As you are aware, your Board has paid an interim dividend of 170%. The total payout on account of the Dividends paid was Rs.202 Crores, inclusive of a Dividend Tax of Rs.25 Crores, compared to Rs.247 Crores in the previous year. Given your Company's ambitious growth plans and the need to plough back profits for some of the proposed capital expenditure, your Directors recommend that the interim dividend be treated as the final dividend.

Performance in the First Quarter of 2007-08

Let me now share with you the highlights of your Company's performance during the first quarter of this year.

Aluminium

- The output of alumina, which is a key input, has been sustained at 302,430 mt.

- Metal production during the quarter is 116,169 mt vis-à-vis 107,263 mt in the corresponding period last year, reflecting a rise of 8.3% mainly on account of the additional production from Hirakud.

- Redraw rods at 17,433 mt is 2.3 per cent higher over the production of 17,034 mt in the comparable quarter last year.

- The rolled products output at 57,092 mt reflect a rise of 9.6 per cent over that of 52,109 mt in the comparable quarter last year, as the production at your Company's Mouda facility stablised.

- Extruded products at 10,185 mt from 8,639 mt is up by 17.9 per cent

- Production of foil at 7,397 mt has been sustained. In the corresponding period last year it stood at 7,303 mt. This has been a deliberate move, to optimize the foil business product mix and move away from lower end products.

- Aluminium alloy wheels production decreased by 3% to 44,576 wheels from 46,106 wheels in corresponding period last year mainly due to capacity bottlenecks.

- Power generation at your Company's power plants was 2,164 mu, a 5.2 per cent increase over 2058 mu, achieved in the corresponding period last year.

Copper

At Birla Copper, production volumes of copper cathodes and CC rods have increased.

- Copper cathodes production rose more than 22.52 per cent to 79,234 mt, vis-à-vis 64,670 mt last year.

- The output of continuous cast copper rods shot up by 24.86 per cent to 34,094 mt, as against 27,305 mt in the corresponding quarter last year.

- Sulphuric acid production at 243,121 mt increased by 14.87 per cent, vis-à-vis 211,657 mt last year.

- The production of DAP and complex fertilizers was lower at 36,220 mt from 72,502 mt, due to operational reasons.

- The output of gold fell to 1,770 kg from 2,712 kg in the corresponding quarter of the last year.

- Silver production declined to 8,943 kg, vis-à-vis 9,523 kg in the corresponding quarter last year.

Sales

Your Company's Net Sales during the quarter stands at Rs.4678 Crores as compared to Rs.4,274 Crores in the corresponding quarter of the last year. Your Company's net profit is sustained at Rs.603 Crores despite the sharp fall in Alumina prices, impact on realization on account of custom duty cut on Aluminium imports and stronger Rupee impact on LME prices.

Moving over to the sector-wise performance, your Company's aluminium business has registered a growth of 6 per cent in revenues. This division has recorded a sales turnover of Rs.1754 Crores vis-à-vis Rs.1654 Crores in

the comparable quarter of the earlier year.

In copper, net sales during the first quarter have risen by 12 percent from Rs.2622 Crores in the first quarter last year to Rs.2926 Crores this year.

Outlook

Let me now share with you the outlook of your Company for the fiscal 2007-08.

Aluminium

I believe the aluminium sector is poised for growth. Globally aluminium demand is slated to grow at 8-9 % this year. The robust growth in the Asian Region, led by China, would continue to drive the demand for metals. China had an increase of 22 % in the aluminium consumption last year and is growing at an even faster clip this year. In fact, growth has been a phenomenonal 42% in the first five months of the calendar year. A significant demand is forecasted from East Europe, Latin America, CIS and South Asia. In Western Europe the demand is fuelled by the robust outlook for beverage can. The Transportation and Construction sector are expected to remain firm.

Domestic Industry Outlook

In India, the domestic aluminium consumption increased by 6% on the back of good growth in Transportation and Construction sectors. The Government's focus on infrastructure will also propel aluminium growth in our Country coupled with the increasing importance of India as a global manufacturing hub for automobiles.

I believe that the domestic aluminium consumption will grow in step with Global estimates of 8-9% in FY08.

Copper

Global refined Copper consumption driven by higher growth in Asia outstripped supply, supporting prices at historically high levels. Even as supply disruptions at operations in Canada, Peru and Chile and low inventory levels are concern areas, the market, I believe, has over-reacted in the short-term.

The increase in smelting capacity mainly in India and China and mines facing the problem of low grade, shortages of equipment and manpower have kept the concentrate market in deficit and have put further pressure on TCRC. During the first half of 2007 TCRC declined by almost 15%. Custom smelters are likely to remain under pressure for another two years until new mines come on stream.

World demand growth forecast is 4.9 % for 2007 and 4.2% in 2008. India's strong economic growth and the Government's focus on the power sector which is major consumer of Copper, augur well for the copper sector. I believe this will support high demand and price in the near term.

A Caring Corporate Citizen

Last but not the least I would like to very briefly speak about the role your Company has been playing as a committed caring corporate citizen.

Environment Management

Sustainable development is the cornerstone of our activities. We subscribe to the triple-bottom line accountability. We take our social, economic and environmental responsibility seriously. We believe these are linked and key to our success as a Corporate.

All of your Company's plants and mines adopt clean technologies and processes that combine both economic progress and sustainable environment.

India, as you may be aware, is a signatory to the Kyoto protocol in greenhouse gas reduction. Your Company has registered a clean development mechanism project, relating to reduction of greenhouse gas in its expansion at Hirakud. This CDM project submitted to the United States Framework Convention on Climate Change is being actively considered by the UNFCCC's Methodology Panel. We expect this to be approved shortly. Once approved, your Company's project will be the first of its kind in the global aluminium industry.

Several accolades have been bestowed on your Company for its work in environment conservation. These have been spelt out in detail in your Company's Annual Report.

Social Responsibility

Transcending business, your Company's social projects address issues of deep relevance to human society. These projects relate to sustainable development, healthcare, education, societal change and infrastructure development.

Your Company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, led by Mrs.Rajashree Birla, your Director. These projects are totally in sync with the needs of the local communities where we operate and are intended towards poverty alleviation. For the year 2006-2007, your Company reached out to nearly one million people, in over 610 villages.

In appreciation

Many of you must be aware that the Aditya Birla Group has been judged as the Best Employer of India (2007) and among the top 20 in Asia by the Hewit-Economic Times Study and the Hewitt Wall Street Journal Study respectively. This is a singular achievement and a great honour given that the Study

encompassed 230 Companies in India and over 700 Companies in Asia. This honour is a reflection of the pride, the affection and attachment that colleagues all over have for our Group.

I would like to acknowledge this commitment of all of your Company's employees across the Country.

I would also like to express our deep sense of gratitude to all of you, our shareholders. I look forward to your continuing commitment and support in your Company's onward march.

Having provided you with a snapshot of your Company, in all of its key dimensions, may I now commend the first resolution relating to the adoption of the Accounts and Directors' Report for your consideration and approval.

Thank you,

The Chairman then proposed

THAT the Reports of the Directors and the Auditors, the Audited Balance-Sheet and the Profit & Loss Account of the Company for the year ended 31st March, 2007 be and are hereby adopted.

Mr. Kishor M. Shah seconded the proposal.

Before the Resolution for adoption of the Directors' and Auditors' Reports & Accounts was put to vote, the Chairman invited Questions from the Shareholders.

Several Shareholders who spoke at the Meeting invariably paid rich compliments to the Management for the working of the Company and appreciated the detailed disclosures made in the Annual Report, as also for the excellent results and for the efficient working of the Company.

Some Shareholders asked for details relating to some aspects of the working of the Company and sought clarifications in respect of some of the items in the Accounts, to which, appropriate replies were given by the Chairman.

The Chairman, then put the Resolution for adoption of the Reports of Directors and Auditors and Accounts to vote and the same was carried on a show of hands, nem con.

Thereafter, the following Resolutions were proposed and passed, one after the other on a show of hands.

(2) **As an Ordinary Resolution- Confirmation of the payment of the Interim Dividend made on Equity Shares for the financial year ended 31st March, 2007.**

"**RESOLVED** that the payment of Interim Dividends to the Shareholders at the rate of Rs.1.70 (170%) per Equity Share on 92,77,47,970 fully paid-up Equity Shares of the face value of Re.1/- each, Re.0.85 per Share on 23,02,88,751 Partly paid-up Equity Shares of the face value of Re.1/- each paid-up to the extent of Re.0.50 per share and Re.0.425 per Share on 12,32,280 Partly paid-up Equity Shares of the face value of Re.1/- each paid-up to the extent of Re.0.25 per share, be and are hereby confirmed as final Dividends for the financial year ended 31st March, 2007."

Proposed by Mr. T.M. Davar
Seconded by Mr. Gautam Tiwari
Carried by majority

(3) As an Ordinary Resolution – **Re-Appointment of Mr. Kumar Mangalam Birla, as Director.**

At this stage, Mr. E. B. Desai took the Chair in place of Mr. Kumar Mangalam Birla.

"**RESOLVED** that **Mr. Kumar Mangalam Birla,** who retires from office by rotation, but, being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by Rusi B. Khambatta
Seconded by Mr. Raphael Viegas
Carried nem con

Thereafter, Mr. Kumar Mangalam Birla thanked the Shareholders and resumed the Chair.

(4) As an Ordinary Resolution- Re-Appointment of Mr. E.B. Desai, as Director.

"**RESOLVED** that **Mr. E.B. Desai,** who retires from office by rotation, but, being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by Mr. Hemant Kakaiya
Seconded by Mr. Jagdish Jhaveri
Carried nem con

(5) **As an Ordinary Resolution- Appointment of Mr. A.K. Agarwala as Director**

"**RESOLVED** that **Mr. A.K. Agarwala,** who retires from office by rotation, but, being eligible for re-appointment, be and is hereby re-appointed as a Director of the Company."

Proposed by Mrs. Celestine E. Mascarenhas
Seconded by Mr. Babulal I. Parekh
Carried nem con

(6) **As an Ordinary Resolution - Re-Appointment of Auditors.**

"**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs Singhi & Company, Chartered Accountants, Kolkata, the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

Proposed by Mr. Arvind Vyas
Seconded by Mr. M.D. Dewani
Carried nem con

The Meeting thereafter terminated with a Vote of Thanks to the Chair proposed by Mr. Vinit Kumar Parikh.

C H A I R M A N

END